UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2009

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Fibria is selected for the Bovespa Corporate
Sustainability Index

São Paulo, November 26, 2009 – Fibria has been chosen for the list of companies comprising the Bovespa Corporate Sustainability Index (ISE). This indicator brings together companies whose shares are listed at the São Paulo Stock Exchange and that demonstrate a high level of commitment to best practices in the areas of sustainability and corporate governance.

This selection process is carried out in partnership with the Center for Sustainability Studies (GVCes), part of the Getúlio Vargas Foundation’s School of Business Administration in São Paulo (FGV-EAESP). The assessment is based on achieving a balance between economic growth, social responsibility and environmental performance.

This fifth edition of the ISE portfolio will be valid until November 30, 2010 and contains 34 listed companies, four more than the previous one. The participants were chosen from amongst the companies with the shares that are most heavily traded at the BM&FBovespa. A total of 51 companies responded to the GVCes questionnaire.

In addition to inclusion in the ISE BOVESPA portfolio, Fibria has also recently been selected for the 2009/2010 edition of the New York Stock Exchange’s Dow Jones Sustainability Index World (DJSI World), which highlights the companies worldwide with the best corporate sustainability practices. This recognition reinforces the company’s commitment to creating economic value in tandem with responsible performance in the socio-environmental sphere.

About Fibria

Created from the union of the operations of Aracruz Celulose and Votorantim Celulose e Papel (VCP), Fibria has an annual production capacity of approximately 6 million tons of pulp and paper. Its operations, which are entirely based on renewable forests, range from the production of pulp and paper to the distribution of products to the end consumer. With forest plantations in the states of Rio Grande do Sul, São Paulo, Minas Gerais, Espírito Santo, Mato Grosso do Sul and Bahia, Fibria’s forest base covers a total area of 1.3 million hectares, of which 461,000 hectares have been set aside for permanent preservation.

Investor Relations Team - Fibria

Marcos Grodetzky – IR Director
André Luiz Gonçalves – IR Manager
Fernanda Naveiro Vaz – IR Consultant
Anna Laura L. Rondon – IR Specialist
Lívia L. Baptista – IR Analyst

E-mail: ir@fibria.com.br
Tel.: +55 11 3301 4131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: November 27, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer